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TABLE OF CONTENTS

Filed Pursuant to Rule 424(b) (3)
Registration No. 333-126946

UQM Technologies, Inc.
1,913,197 Shares
Common Stock

        This prospectus relates to the offer and sale, from time to time, of up to 1,913,197 shares of UQM Technologies, Inc. common stock by the selling shareholders named under "Selling Shareholders" beginning on page 5.

        The common stock of UQM is quoted on The American Stock Exchange, or AMEX, under the symbol "UQM." On August 3, 2005, the last reported sales price of our common stock on AMEX was $3.37.

        The shares are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act.  The shares of common stock offered by this prospectus may be sold from time to time at then prevailing market prices, at prices relating to prevailing market prices or at negotiated prices. Such transactions may take place on AMEX, in the over-the-counter market or otherwise.

        1,365,188 of the shares of common stock offered by this prospectus were issued by UQM in a private placement of  shares of common stock which closed on June 30, 2005, pursuant to a stock purchase agreement dated as of June 30, 2005.  The remaining 548,009 shares of common stock offered by this prospectus may be acquired upon exercise of warrants issued by UQM to the underwriters in registered public offerings by UQM in 2002, 2003 and 2004.

        We will not receive any proceeds from the selling shareholders' sale of the shares of common stock. We have agreed to bear the expenses in connection with the registration and sale of the common stock offered by the selling shareholders and to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act. See the section in this prospectus titled "Plan of Distribution" beginning on page 7 for additional information on how the selling shareholders may conduct sales of our common stock.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 1.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005.

TABLE OF CONTENTS

About UQM
Risk Factors
Forward-Looking Statements
Use of Proceeds
Selling Shareholders
Plan of Distribution
Where You Can Find More Information
Incorporation of Certain Documents by Reference
Legal Matters
Experts

You should rely only on the information and representations contained in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any information or representations different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. Neither the delivery of this prospectus, nor any sale made under this prospectus shall, under any circumstances, imply that the information in this prospectus is correct as of any date other than the date of this prospectus.

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About UQM

UQM is a developer and manufacturer of energy efficient, power dense, electric motors, generators and power electronic controllers. Our primary focus is incorporating our advanced technology into products aimed at existing commercial markets and emerging markets for electrically propelled vehicles that are expected to experience rapid growth. We operate our business in two segments: 1) technology - which encompasses the further advancement and application of our proprietary motors, generators, power electronics and software; and 2) power products – which encompasses the manufacture of motors and generators. Our $0.01 par value common stock trades on the American, Chicago and Pacific stock exchanges under the symbol "UQM."

Our revenue from continuing operations is derived from two principal sources: 1) funded contract research and development services performed for strategic partners, customers and the U.S. government directed toward either the advancement of our proprietary technology portfolio or the application of proprietary technology to customers’ products; and 2) the manufacture and sale of products engineered by us.

Our principal executive offices are located at 7501 Miller Drive, Frederick, Colorado 80530, and our telephone number is (303) 278-2002. Our Internet address is www.uqm.com. The information on our website is not incorporated by reference into this prospectus.

Risk Factors

The following factors, other information in this document and the information incorporated by reference should be carefully considered before investing in our securities.

We have incurred significant losses and may continue to do so.

We have incurred significant losses. For the quarters ended June 30, 2005 and 2004 our net loss was $730,805 and $714,903. For the fiscal years ended March 31, 2005, 2004 and 2003 our net loss was $1,868,896, $4,786,953 and $3,598,650, respectively.

Our accumulated deficit at June 30, 2005 was $54,742,682 and our accumulated deficit at March 31, 2005 and 2004 was $54,011,877 and $52,142,981, respectively.

In the future we plan to make additional investments in product development and commercialization, which is likely to cause us to remain unprofitable.

Our operating losses and working capital requirements could consume our current cash balances.

Our net loss for the quarter ended June 30, 2005 was $730,805 versus a net loss for the comparable period last year of $714,903. At June 30, 2005, our cash balances and short term investments totaled $11,176,552. For our most recently completed fiscal year ended March 31, 2005 we had a net loss of $1,868,896. If our losses continue they could consume some or all of our cash balances. We expect to make additional investments in human resources, manufacturing facilities and equipment, production and application engineering, among other things, in order to effectively compete in the emerging market for hybrid electric vehicles. We cannot assure you, however, that our existing cash resources will be sufficient to complete our business plan.  Should our existing cash resources be insufficient, we may need to secure additional funding.  We cannot assure you, however, that funding will be available on terms acceptable to us, if at all.

Our government contracts can be cancelled with little or no notice and could restrict our ability to commercialize our technology.

Some of our technology has been developed under government funding by United States government agencies. In some cases, government agencies in the United States can require us to obtain or produce components for our systems from sources located in the United States rather than foreign countries. Our contracts with government agencies are also subject to the risk of termination at the convenience of the contracting agency and in some cases grant "march-in" rights to the government. March-in rights are the right of the United States government or the applicable government agency, under limited circumstances, to exercise a non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government to facilitate commercialization of technology developed with government funding. March-in rights can be exercised if we fail to commercialize the developed technology. The implementation of restrictions on our sourcing of components or the exercise of march-in rights by the government or an agency of the government could restrict our ability to commercialize our technology.

We face intense competition in our motor development and may be unable to compete successfully.

In developing electric motors for use in vehicles and other applications, we face competition from very large domestic and international companies, including the world’s largest automobile manufacturers. These companies have far greater resources to apply to research and development efforts than we have, and they may independently develop motors that are technologically more advanced than ours. These competitors also have much greater experience in and resources for marketing their products.

If we fail to develop and achieve market acceptance for our products, our business may not grow.

We believe our proprietary systems are suited for a wide range of hybrid electric vehicle platforms. We currently expect to make substantial investments in human resources, manufacturing facilities and equipment, production and application engineering, among other things, to capitalize on the anticipated expansion in demand for products related to this market area. However, our experience in this market area is limited. Our sales in this area will depend in part on the market acceptance of and demand for our proprietary propulsion systems and future products. We cannot be certain that we will be able to introduce or market our products, develop other new products or product enhancements in a timely or cost-effective manner or that our products will receive market acceptance.

If we are unable to protect our patents and other proprietary technology, we will be unable to prevent third parties from using our technology, which would impair our competitiveness and ability to commercialize our products. In addition, the cost of enforcing our proprietary rights may be expensive and result in increased losses.

Our ability to compete effectively against other companies in our industry will depend, in part, on our ability to protect our proprietary technology. Although we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be successful in doing so. We have historically pursued patent protection in a limited number of foreign countries where we believe significant markets for our products exist or where potentially significant competitors have operations. It is possible that a substantial market could develop in a country where we have not received patent protection and under such circumstances our proprietary products would not be afforded legal protection in these markets. Further, our competitors may independently develop or patent technologies that are substantially equivalent or superior to ours. We cannot assure that additional patents will be issued to us or, if they are issued, as to the scope of their protection. Patents granted may not provide meaningful protection from competitors. Even if a competitor’s products were to infringe patents owned by us, it would be costly for us to pursue our rights in an enforcement action, it would divert funds and resources which otherwise could be used in our operations and we cannot assure that we would be successful in enforcing our intellectual property rights. In addition, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country where we may operate or sell our products in the future. If third parties assert technology infringement claims against us, the defense of the claims could involve significant legal costs and require our management to divert time and attention from our business operations. If we are unsuccessful in defending any claims of infringement, we may be forced to obtain licenses or to pay royalties to continue to use our technology. We may not be able to obtain any necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are costly, our results of operations may suffer either from reductions in revenues through our inability to serve customers or from increases in costs to license third-party technologies.

Use of our motors in vehicles could subject us to product liability claims, and product liability insurance claims could cause an increase in our insurance rates or could exceed our insurance limits, which could impair our financial condition, results of operations and liquidity.

Because some of our motors are designed to be used in vehicles, and because vehicle accidents can cause injury to persons and property, we are subject to a risk of claims for product liability. We carry product liability insurance of $1 million covering all of our products. If we were to experience a large insured loss, it might exceed our coverage limits, or our insurance carriers could decline to further cover us or raise our insurance rates to unacceptable levels, any of which could impair our financial position and results of operations.

Forward-Looking Statements

 This prospectus and the documents we incorporate by reference contain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places in this prospectus and the documents we incorporate by reference and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things, the development of markets for our products; the adequacy of our cash balances and liquidity to meet future operating needs; and our ability to sell equity or debt securities. Important risk factors that could cause actual results to differ from those contained in the forward-looking statements are listed above under "Risk Factors."

Use of Proceeds

We will not receive any proceeds from the sale of these shares by the selling shareholders. The selling shareholders will receive all net proceeds from their sales of UQM common stock under this prospectus.

Selling Shareholders

In connection with the private issuances of shares of our common stock to the private placement selling shareholders listed below, we agreed to file a registration statement with the Securities and Exchange Commission to register the shares of our common stock we issued to the selling shareholders, and to keep the registration statement effective until the earliest to occur of:

  •
  the date on which the selling shareholders may sell all shares then held by them without restriction pursuant to Rule 144 of the Securities Act; or
  •
  such time as all shares acquired by the selling shareholders in the private placement have been sold pursuant to a registration statement.

The warrant holder selling shareholders have "piggyback" registration rights under their warrant agreements.  We agreed to register the shares to be issued upon exercise of their warrants at such time as we filed another registration statement.

 The registration statement of which this prospectus is a part was filed with the Securities and Exchange Commission pursuant to the securities purchase agreement we entered into with the private placement selling shareholders on June 30, 2005. The closing of the private placement occurred on  June 30, 2005 and we issued 1,365,188 shares of our common stock to the private placement selling shareholders.

The following table sets forth, as of July 25, 2005:   (1) the name of each selling shareholder for whom we are registering shares under this registration statement; (2) the number of shares of our common stock owned by the selling shareholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the amount and (if one percent or more) the percentage of the class to be owned by such selling shareholder after completion of the offering.

This table is prepared based in part on information supplied to us by the listed selling shareholders. The table assumes that the selling shareholders sell all of the shares offered under this prospectus. However, because the selling shareholders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling shareholders or that will be held by the selling shareholders after completion of the sales. Information concerning the selling shareholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

				BENEFICIAL OWNERSHIP AFTER THE OFFERING(1)
	BENEFICIAL OWNERSHIP BEFORE THE OFFERING		NUMBER OF SHARES BEING OFFERED
SELLING SHAREHOLDERS
				NUMBER	PERCENT
PRIVATE PLACEMENT SELLING SHAREHOLDERS

Security Mid Cap Growth Fund (2)	477,816		477,816	-	-

SBL Fund, Series J (2)	887,372		887,372	-	-

WARRANT HOLDER SELLING SHAREHOLDERS

IBS Holding Corporation	116,009	(3)	116,009	-	-

Mike McCrory	143,578	(3)	143,578	-	-

Shelley Gluck	25,630	(3)	25,630	-	-

Paolo Floriani	20,853	(3)	20,853	-	-

David Dobson	15,939	(3)	15,939	-	-

Southwest Securities, Inc.	7,521	(3)	7,521	-	-

Allesandro Falconi	17,229	(3)	17,229	-	-

Newbridge Securities Corporation	123,031	(3)	123,031	-	-

James E. Hosch	35,719	(3)	35,719	-	-

Anthony B. Petrelli	7,875	(3)	7,875	-	-

Regina L. Roesener	1,750	(3)	1,750	-	-

Eugene L. Neidiger	2,669	(3)	2,669	-	-

Charles C. Bruner	2,007	(3)	2,007	-	-

Robert L. Parrish	1,528	(3)	1,528	-	-

Michael J. Morgan	1,671	(3)	1,671	-	-

Maxim Group LLC	25,000	(3)	25,000	-	-

TOTAL	1,913,197		1,913,197

(1)        Assumes all offered shares are sold.
(2)        Security Management Company, LLC is the investment adviser to each of Security Mid Cap Growth Fund and SBL Fund, Series J, each of which is an investment company registered under the Investment Company Act of 1940, as amended.
(3)        Represents shares underlying warrants to purchase UQM common stock.

Plan of Distribution

This registration statement will permit the shares covered hereby to be freely tradable if the selling shareholders elect to sell such shares. The selling shareholders, which as used herein includes their pledgees, donees, transferees or other successors in interest selling shares of common stock or interests therein received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may offer the shares from time to time. They may sell the shares sold in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The prices will be determined by the selling shareholders or by agreement between the selling shareholders and their agents. The selling shareholders may sell the shares on the American Stock Exchange or in the over-the-counter market or quotation service or otherwise, at prices and on terms then prevailing or related to the then-current market price, or in negotiated transactions. They may sell the shares using one or more of the following methods or other methods, or in any combination of such methods:

  •
  to broker-dealers acting as principals;

  •
  through broker-dealers acting as agents;

  •
  in block trades;

  •
  in agency placements;

  •
  in exchange distributions;

  •
  in brokerage transactions;

  •
  through crosses in which the same broker acts as an agent on both sides of the trade;

  •
  in privately negotiated transactions;

  •
  in transactions other than on exchanges or services;

  •
  through the writing of options, whether the options are listed on an option exchange or otherwise;

  •
  in connection with the writing of non-traded and exchange-traded call options or put options, in hedge transactions and in settlement of other transactions in standardized over-the-counter options;

  •
  through the distribution of the shares by any selling shareholder to its partners, members or shareholders; and

  •
  by any other method permitted pursuant to applicable law.

The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale or other disposition. To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. The selling shareholders or the purchasers of the shares may pay compensation in the form of discounts, concessions or commissions to broker-dealers or others who act as agents or principals or both. The amounts of compensation may be negotiated at the time and may be in excess of customary commissions. Broker-dealers and any other persons participating in a distribution of the shares may be underwriters as that term is defined in the Securities Act, and any discounts, concessions or commissions may be underwriting discounts or commissions under the Securities Act. The selling shareholders may grant a security interest in shares owned by them. If the secured parties foreclose on the shares, they may be selling shareholders. In addition, the selling shareholders may sell short the shares. This prospectus may be delivered in connection with short sales and the shares offered may be used to cover short sales.

Any or all of the sales or other transactions involving the shares described above, whether completed by the selling shareholders, any broker-dealer or others, may be made using this prospectus. In addition, any shares that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than by using this prospectus.

If required under the Securities Act, the number of the shares being offered and the terms of the offering, the names of any agents, brokers or dealers and any commission with respect to a particular offer will be set forth in a prospectus supplement. Certain selling shareholders may have other business relationships with us and our subsidiaries or affiliates in the ordinary course of business. Some of the agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

The selling shareholders also may enter into hedging transactions with broker-dealers or other financial institutions and the broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also enter into option or other transactions or the creation of one or more derivative securities with broker-dealers or other financial institutions that involve the delivery of the shares to the broker-dealers or other financial institutions, who may then resell or otherwise transfer the shares. The selling shareholders may also pledge the shares to a broker-dealer or other financial institution and the broker-dealer or other financial institution may sell or otherwise transfer those shares upon a default. Such counterparties may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers for whom they act as agent. In effecting sales, broker-dealers or agents engaged by the selling shareholders may arrange for other broker-dealers to participate.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a specified period before the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholders. We will make copies of this prospectus available to the selling shareholders and have informed the selling shareholders of the need to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.

We will bear all costs, expenses and fees in connection with the registration of the resale of the shares covered by this prospectus. We have agreed to indemnify the selling shareholders and their officers, directors, agents, trustees and affiliates, and each underwriter, if any, for liabilities based on untrue material facts, or omissions of material facts, contained in this prospectus and for any failure by us to fulfill any undertakings included in the registration statement of which this prospectus is a part. The selling shareholders have agreed to indemnify us for liabilities based on untrue material facts, or omissions of material facts, contained in this prospectus, but only to the extent that such material fact or omission is made in reliance on and in conformity with written information furnished by the selling shareholders specifically for use in preparation of this prospectus. The selling shareholders will pay any applicable commissions and expenses, brokerage fees or transfer taxes. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

We cannot assure you that the selling shareholders will sell any or all of the shares offered by them under this prospectus.

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following location at the SEC:

Judiciary Plaza, Room 10024
450 Fifth Street, N.W.
Washington, D.C. 20549

You can also obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 10024, Washington D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like UQM, that file electronically with the SEC. The address of that site is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 that registers the securities we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

Incorporation of Certain Documents by Reference

The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document. They contain important information about our company and its financial condition.

(a)  Annual Report on Form 10-K for the year ended March 31, 2005;

(b)  Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

(c)  Current Reports on Form 8-K filed with the SEC on June 30, 2005 and July 25, 2005;

(d)  Definitive Proxy Statement on Schedule 14A filed with the SEC on June 17, 2005; and

(e)  Registration Statement No. 1-10869 on Form 8-A filed with the SEC, as amended.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Treasurer
UQM Technologies, Inc.
7501 Miller Drive
Frederick, Colorado 80530
(303) 278-2002

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

Legal Matters

The validity of the shares of UQM common stock offered by this prospectus will be passed on for us by Holme Roberts & Owen LLP, Denver, Colorado.

Experts

The consolidated financial statements as of and for the year ended March 31, 2005, incorporated by reference in this Prospectus and elsewhere in the Registration Statement,  have been audited by Grant Thornton  LLP, independent registered public accountants, as described in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

The consolidated financial statements of UQM as of March  31, 2004 and for each of the two years in the period ended March  31, 2004 , which appear in UQM's Annual Report on Form 10-K for the year ended March 31, 2005, have been audited by KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

UQM Technologies, Inc.
7501 Miller Drive
Frederick, Colorado 80530
(303) 278-2002

PROSPECTUS

1,913,197 Shares

Common Stock